Exhibit 99.1

DayDayCook Announces the NYSE American

Has Accepted its Plan to Regain Listing Compliance

New York, July 11, 2024 — DDC Enterprise, Ltd., (NYSEAM: DDC) (“DayDayCook,” “DDC,” or the “Company”), a leading multi-brand Asian consumer food company, today announced that it received a notice (the “Notice”) from the NYSE American LLC (the “NYSE American”) dated July 9, 2024, notifying the Company that it has accepted the Company’s plan to regain compliance with NYSE American’s continued listing standards.

The NYSE American has reviewed DDC’s compliance plan and information submitted on May 23, 2024, and has allowed the Company to work towards regaining compliance by October 23, 2025. During this time, the Company will be subject to quarterly monitoring for compliance with the plan. If the Company does not regain compliance with NYSE American’s listing standards by October 23, 2025, or if the Company does not make progress consistent with its plan, then the NYSE American will initiate delisting proceedings at that time. Although DDC is not currently in compliance with continued listing standards, its listing is being continued pursuant to the extension granted by the Notice.

ABOUT DAYDAYCOOK

DayDayCook (NYSEAM: DDC) is on a mission to share the joy of Asian cooking culture with the world, offering a suite of accessible and healthy ready-to-eat, ready-to-cook, and ready-to-heat products that cater to the global palate. DayDayCook has evolved from a culinary content authority to a multi-brand powerhouse, curating a broad range of products that champion authenticity, nutrition, and convenience. The company's growing portfolio includes DayDayCook, Omsom, Nona Lim, Yai’s Thai, MengWei, and Yujia Weng. Visit us.daydaycook.com for more information, or follow the Company on LinkedIn.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, for example, statements about regaining compliance with NYSE American continued listing standards. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Contact:

Investors:

Kyle Guse

Chief Legal Officer
kyle.guse@daydaycook.com

CORE IR
Matt Blazei
mattb@coreir.com

Media:

Chris Cheung
chris.cheung@daydaycook.com